UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 29, 2019

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio		44406-0555
(Address of principal executive offices)		(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 30, 2019, Farmers National Banc Corp. (the “Company”), the parent company of The Farmers National Bank of Canfield (“Farmers Bank”), Maple Leaf Financial, Inc. (“Maple Leaf”), the parent company of Geauga Savings Bank (“Geauga Savings”), and FMNB Merger Subsidiary III, LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Maple Leaf will merge with and into Merger Sub (the “Merger”). Promptly following consummation of the Merger it is expected that Merger Sub will be dissolved and liquidated and Geauga Savings will merge with and into Farmers Bank.

Pursuant to the terms of the Merger Agreement, each outstanding share of common stock, without par value, of Maple Leaf (the “Maple Leaf Common Shares”) will be converted to the right to receive $640.00 in cash or 45.5948 common shares, without par value, of the Company (the “Company Common Shares”), at the election of the Maple Leaf shareholders and subject to proration provisions in the Merger Agreement that provide for a targeted aggregate split of total consideration consisting of 50% cash and 50% Company Common Shares. Holders of outstanding and unexercised warrants to purchase Maple Leaf Common Shares will be entitled to receive an amount in cash equal to the excess of $640.00 over $370.00, the exercise price of such warrants.

The Merger Agreement contains (a) customary representations and warranties of Maple Leaf, the Company and Merger Sub, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements and compliance with applicable laws, (b) covenants of Maple Leaf and the Company conduct their respective businesses in the ordinary course until the Merger is completed and (c) covenants of Maple Leaf and the Company not to take certain actions during such period. Maple Leaf also has agreed that neither it nor its representatives will (i) solicit proposals relating to alternative business combination transactions or, (ii) subject to certain exceptions, enter into discussions concerning, or furnish information in connection with, any proposals for alternative business combination transactions, or approve, endorse or recommend, or take other actions relating to, an alternative business combination transaction.

Consummation of the Merger is subject to certain conditions, including, among others, approval of the Merger by the shareholders of Maple Leaf, effectiveness of the registration statement to be filed by the Company with the Securities and Exchange Commission (the “SEC”) to register the Company Common Shares to be offered to the common shareholders of Maple Leaf, the absence of any injunctions or other legal restraints, governmental filings and regulatory approvals and expiration of applicable waiting periods, accuracy of specified representations and warranties of each party and receipt of tax opinions.

The Merger Agreement contains certain termination rights for each of Maple Leaf and the Company, as the case may be, applicable upon the occurrence or non-occurrence of certain events, including (a) a final, non-appealable denial of required regulatory approvals, (b) the Merger has not been completed on or before August 29, 2020, (c) a breach by the other party that is not or cannot be cured within 30 days if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement, (d) the failure of the shareholders of Maple Leaf to approve the Merger by the requisite vote, (e) the failure of the Board of Directors of Maple Leaf to recommend the Merger to its shareholders or a change in the recommendation by the Board of Directors, (f) a breach of certain of the covenants of Maple Leaf, or (g) the recommendation by the Board of Directors to the shareholders to tender (or the failure to recommend not to tender) Maple Leaf Common Shares in certain tender or exchange offers. If the Merger Agreement is terminated under certain conditions, Maple Leaf has agreed to pay the Company a termination fee of $1.6 million.

In connection with the execution of the Merger Agreement, each of the directors of Maple Leaf has entered into substantially identical voting agreements with the Company pursuant to which such directors have agreed, among other things, to vote their respective Maple Leaf Common Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby. The form of voting agreement is included as Exhibit B to the Merger Agreement, filed as Exhibit 2.1 hereto, and is incorporated herein by reference.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirely by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the Company, Maple Leaf or their respective subsidiaries and affiliates. The covenants, representations and warranties contained in the Merger Agreement were made only for purposes of that agreement and, in the case of representations and warranties, as of specific dates, may be subject to a contractual standard of materiality different from what a shareholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by or subject to certain disclosures and exceptions not reflected in the Merger Agreement and generally were for the benefit of the parties to that agreement. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Maple Leaf or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Maple Leaf.

Important Additional Information About the Merger.

In connection with the proposed Merger, Farmers will file with the SEC a Registration Statement on Form S-4 that will include a Maple Leaf proxy statement and a Company prospectus, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF MAPLE LEAF AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MAPLE LEAF, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER, AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

The respective directors and executive officers of the Company and Maple Leaf and other persons may be deemed to be participants in the solicitation of proxies from Maple Leaf shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 18, 2019. Information regarding directors and executive officers of Maple Leaf is available on its website at http://www.geaugasavings.com/. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus to be included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on the Company’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate Maple Leaf and Geauga in accordance with expectations; deviations from performance expectations related to Maple Leaf and Geauga; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the SEC.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on the Company’s behalf. The Company assumes no obligation to update any forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Farmers National Banc Corp., Maple Leaf Financial, Inc., and FMNB Merger Subsidiary III, LLC, dated as of August 29, 2019 (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K; a copy of any omitted schedule will be furnished supplementally to the SEC upon request).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: September 5, 2019